Man GroupUSA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

06017543

October 10, 2006

SEC MAIL RECEIVED PROCESSING
OCT 17 2006
WASH. D.C. 213 SECTION

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

SUPPL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon /mb

Donna Balon
Vice President

PROCESSED
OCT 24 2006
THOMSON
FINANCIAL

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12s.doc

Man GroupUSA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

SEC MAIL PROCESSING
RECEIVED
OCT 17 2006
WASH. D.C. 213 SECTION

October 9, 2006

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon /mb

Donna Balon
Vice President

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12s.doc

6 October 2006

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 5 October 2006 it purchased for cancellation 235,000 of its ordinary shares at a price of 438.05 pence per ordinary share.

Since the start of the financial year on 1 April 2006, Man has repurchased 21,625,000 ordinary shares at a total cost of £86.9 million, giving an average repurchase cost of 402.05 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

9 October 2006

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 6 October 2006 it purchased for cancellation 230,000 of its ordinary shares at a price of 440.70 pence per ordinary share.

Since the start of the financial year on 1 April 2006, Man has repurchased 21,855,000 ordinary shares at a total cost of £88.0 million, giving an average repurchase cost of 402.46 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000